                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  FORM U-3A-2\A

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                                   ENRON CORP.
                             (an Oregon corporation)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information. This Form amends and restates in its entirety the Form U-3A-2 filed by Enron Corp. with the Securities and Exchange Commission on February 29, 1999, and is effective for the reporting period ended December 31, 1999.

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        SEE  APPENDIX I.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        SEE  APPENDIX II.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

         Electric Energy:
                 Retail:    19,258,992,000  kWh
                 Wholesale: 12,612,085,000  kWh

         Natural or Manufactured Gas:  None

     (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

         None

     (c) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at wholesale outside the State in which each such company is organized, or at the State line:

         11,604,508,000 kWh - Delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California.

         17,974,651 Mcf of natural gas with ultimate use in California.

     (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

         Portland General Electric Company ("PGE") purchased electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as Bonneville Power Administration ("BPA") and public utility districts, which are either located in or have generation facilities located outside the State of
         Oregon:

         18,742,428,000 kWh - Delivery of electric energy is through BPA transmission lines to PGE interconnections in Oregon.

         43,887,297 Mcf - Natural gas purchases outside the State of Oregon.

   Note: Reference is made to that certain letter, dated January 10, 2000, from Mr. Robert P. Wason, Chief Financial Analyst of the Securities and Exchange Commission, to "All Past-Year Filers" of Form U-3A-2 requesting, with respect to the information supplied under this Item 3, the identity of "the state in which the sales or purchases are made and the amount in dollars of their associated revenues or expenses." Except as provided above in response to this Item 3, PGE does not currently track the additional requested information with respect to wholesale transactions and it is not possible for PGE to identify specific states involved in the sale or purchase of wholesale energy or gas. Wholesale energy and gas sales typically pass through several states on their way to the ultimate retailer and PGE has no method to track the state of the purchase or sale of wholesale transactions.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           EXEMPT WHOLESALE GENERATORS

                                  INCORPORATION/                                                               % ENRON
         SUBSIDIARY                FORMATION      CITY       STATE            PURPOSE                         OWNERSHIP
-----------------------------------------------------------------------------------------------------------------------
  Brownsville Power I, L.L.C.       Delaware     Houston     Texas       The development, operation             100.00
                                                                         and maintenance of a power
                                                                         plant in Brownsville, Texas.
-----------------------------------------------------------------------------------------------------------------------
  Cabazon Power Partners LLC        Delaware     Tehachapi   California  To own and operate a 40MW             31.3289
                                                                         wind turbine generation
                                                                         facility under development
                                                                         near Palm Springs, California
                                                                         and to sell the power generated
                                                                         there at wholesale.
-----------------------------------------------------------------------------------------------------------------------
  Caledonia Power I, L.L.C.         Delaware     Houston     Texas       The development, operation             100.00
                                                                         and maintenance of a power
                                                                         plant in Columbus,
                                                                         Mississippi.
-----------------------------------------------------------------------------------------------------------------------
  Camden Cogen L.P.                 Delaware     Houston     Texas       Ownership and operation of a        0.2550 to
                                                                         natural gas-fired cogeneration        25.2450
                                                                         facility in Camden, New                   See
                                                                         Jersey.                             Exhibit C
                                                                                                                   p.4
-----------------------------------------------------------------------------------------------------------------------
  Cogen Technologies Linden         Delaware     Houston     Texas       Ownership and operation of a        0.2550 to
  Venture, L.P.                                                          natural gas-fired cogeneration        25.2450
                                                                         facility in Linden, New Jersey.           See
                                                                                                             Exhibit C
                                                                                                                   p.5
-----------------------------------------------------------------------------------------------------------------------
  Cogen Technologies NJ Venture     Delaware     Houston     Texas       Ownership and operation of a        0.2550 to
                                                                         natural gas-fired cogeneration        25.2450
                                                                         facility in Bayonne, New                  See
                                                                         Jersey.                             Exhibit C
                                                                                                                   p.6
-----------------------------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited   England      London      England     To hold Enron Power Corp.'s            100.00
                                                                         equity positions in the various
                                                                         joint venture projects being
                                                                         developed in the United
                                                                         Kingdom.
-----------------------------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.          California   Tehacahapi  California  To own and operate wind               78.3232
                                                                         turbine generation facilities
                                                                         and to sell the power generated
                                                                         there at wholesale.
-----------------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV   China        Haikou,     China       To develop, build, own,                 50.00
                                                 Hainan                  operate, maintain, manage, and
                                                 Province                administer the power plant,
                                                                         arrange financing for the power
                                                                         plant, and produce and sell
                                                                         electricity.
-----------------------------------------------------------------------------------------------------------------------

                                        INCORPORATION/                                                               % ENRON
         SUBSIDIARY                       FORMATION      CITY          STATE                PURPOSE                 OWNERSHIP
-----------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C.       Delaware     Tehachapi     California   To own and operate a                0.7832
                                                                                  107.25MW wind turbine generation
                                                                                  facility under development near
                                                                                  Lake Benton, Minnesota and to sell
                                                                                  the power generated there at
                                                                                  wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners II L.L.C.    Delaware     Tehachapi     California   To own and operate a                78.3222
                                                                                  103.5MW wind turbine generation
                                                                                  facility under development near
                                                                                  Lake Benton, Minnesota and to sell
                                                                                  the power generated there at
                                                                                  wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  New Albany Power I, L.L.C.              Delaware     Houston       Texas        The development, operation          100.00
                                                                                  and maintenance of a power plant
                                                                                  in Union County, Mississippi.
-----------------------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners I LLC         California   Tehachapi   California     To own and operate a 112MW          0.7832
                                                                                  wind turbine generation facility
                                                                                  under development near Alta, Iowa,
                                                                                  and to sell the power generated
                                                                                  there at wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners II LLC        Delaware     Tehachapi   California     To own and operate a                0.7832
                                                                                  80.25MW wind turbine generation
                                                                                  facility under development near
                                                                                  Alta, Iowa, and to sell the power
                                                                                  generated there at wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve Ticaret A.S.  Turkey       Kavaklidere/Turkey         To build and operate power           50.00
                                                       Ankara                     stations; to generate wholesale
                                                                                  electrical energy.
-----------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners I      California   Tehacahapi  California     To own and operate a 19.5MW         0.3916
                                                                                  wind turbine generation facility
                                                                                  located near Palm Springs,
                                                                                  California, and to sell the power
                                                                                  generated there at wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners II     California   Tehacahapi  California     To own and operate a 10.4MW         0.3916
                                                                                  wind turbine generation facility
                                                                                  located near Palm Springs,
                                                                                  California, and to sell the power
                                                                                  generated there at wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,        California   Tehacahapi  California     To own and operate a 14.2MW         0.7832
  Series 85-A                                                                     wind turbine generation facility
                                                                                  located near Tehachapi, California
                                                                                  and to sell the power generated
                                                                                  there at wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,        California   Tehacahapi  California     To own and operate a 21.4MW         0.7832
  Series 85-B                                                                     wind turbine generation facility
                                                                                  located near Tehachapi, California
                                                                                  and to sell the power generated
                                                                                  there at wholesale.
-----------------------------------------------------------------------------------------------------------------------------

                                      INCORPORATION/                                                                   % ENRON
             SUBSIDIARY                 FORMATION       CITY         STATE                PURPOSE                     OWNERSHIP
-------------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,      California     Tehacahapi  California  To own and operate an 18MW              0.7832
  Series 85-C                                                                  wind turbine generation facility
                                                                               located in Alameda County,
                                                                               California and to sell the power
                                                                               generated there at wholesale.
-------------------------------------------------------------------------------------------------------------------------------
  ZWHC L.L.C.                           Delaware       Tehacahapi  California  To own and operate a 20MW              39.1611
                                                                               wind turbine generation facility
                                                                               located near Tehachapi, California
                                                                               and to sell the power generated
                                                                               there at wholesale.
-------------------------------------------------------------------------------------------------------------------------------

                            FOREIGN UTILITY COMPANIES

                                    INCORPORATION/                                                                     % ENRON
             SUBSIDIARY               FORMATION        CITY        STATE                   PURPOSE                    OWNERSHIP
-------------------------------------------------------------------------------------------------------------------------------
  Aeolos S.A.                          Greece         Crete      Greece         To own and operate a 5MW wind          78.3222
                                                                                turbine generation facility in
                                                                                Crete, Greece and to sell the
                                                                                power generated there at
                                                                                wholesale
-------------------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                 Philippines    Batangas   Philippines    To own and operate a power plant         55.53
                                                                                facility in Batangas, Republic of
                                                                                the Philippines.
-------------------------------------------------------------------------------------------------------------------------------
  Bobae City Gas Co., Ltd.             Korea          Iksan      Korea          A gas distribution system serving        50.00
                                                                                the city of Iksan in the western
                                                                                part of Korea
-------------------------------------------------------------------------------------------------------------------------------
  Byucksan Energy Co., Ltd             Korea          Iksan      Korea          A 21megawatt coal-fired                  50.00
                                                                                cogeneration plant located in the
                                                                                city of Iksan, Korea
-------------------------------------------------------------------------------------------------------------------------------
  Chongju City Gas Co., Ltd.           Korea          Chongju    Korea          A natural gas distribution system        50.00
                                                                                serving approximately 81,700
                                                                                customers in Chongju City and
                                                                                Chongwon-kun, Korea
-------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.       Brazil         Bahia      Brazil         Gas distribution company in the          41.50
                                                                                state of Bahia.
-------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa            Brazil         Santa      Brazil         Gas distribution company in the          41.00
  Catarina S.A.                                       Catarina                  state of Santa Catarina.
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do         Brazil         Rio de     Rio de         To build, own and operate a            25.3833
  Rio de Janeiro                                      Janeiro    Janeiro        pipeline network in the State of
                                                                                Rio de Janeiro, Brazil.
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.      Brazil         Paraiba    Brazil         Gas distribution company in the          41.50
                                                                                state of Paraiba.
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.     Brazil         Parana     Brazil         Gas distribution company in the        24.2550
                                                                                state of Parana.
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas        Brazil         Pernambuco Brazil         Gas distribution company in the          41.50
  S.A.                                                                          state of Pernambuco.
-------------------------------------------------------------------------------------------------------------------------------
  Dabhol Power Company                 India          Dabhol     India          To develop, construct, own and           50.00
                                                                                operate a power station and LNG
                                                                                regasification facility and
                                                                                associated port facilities.
-------------------------------------------------------------------------------------------------------------------------------
  Daehan City Gas Co., Ltd.            Korea          Seoul      Korea          A natural gas distribution system        20.00
                                                                                serving approximately 791,300
                                                                                customers in Seoul and
                                                                                Kyonggi-do, Korea
-------------------------------------------------------------------------------------------------------------------------------

                                    INCORPORATION/                                                                          % ENRON
             SUBSIDIARY               FORMATION          CITY         STATE                     PURPOSE                    OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
  Daeil City Gas Co., Ltd.             Korea            Chunchon       Korea          A gas distribution system serving        50.00
                                                                                      the city of Chunchon in the
                                                                                      northern part of Korea
------------------------------------------------------------------------------------------------------------------------------------
  Dongbu Haeyang City Gas Co., Ltd.    Korea            Sunchon        Korea          A gas distribution system serving        50.00
                                                                                      the city of Sunchon in the
                                                                                      southern part of Korea
------------------------------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                   Bermuda          Hato Rey       Puerto Rico    To design, construct and own a         24.8750
                                                                                      power generating facility in
                                                                                      Puerto Rico.
------------------------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2     Cayman Islands   Grand          Cayman         To be utilized in connection with       100.00
  Ltd.                                                  Cayman         Islands        the bid to purchase shares in
                                                                                      Promigas S.A., E.S.P.
------------------------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala,     Guatemala        Guatemala      Guatemala      Development and construction of         100.00
  S.A.                                                  City                          a power facility in Guatemala.
------------------------------------------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e Servicos    Brazil           Sao Paulo      Brazil         Owns and operates a transmission       74.0878
  S/A                                                                                 system for the distribution of             See
                                                                                      electricity throughout Sao Paulo     Exhibit C
                                                                                      and Mato Grosso do Su.                   p. 40
------------------------------------------------------------------------------------------------------------------------------------
  Elektrocieplownia Nowa Sarzyna       Poland           Nowa           Poland         To own and operate a heat                25.00
  Sp. Z o.o.                                            Sarzyna                       generating facility in Nowa
                                                                                      Sarzyna, Poland
------------------------------------------------------------------------------------------------------------------------------------
  Empresa de Generacion Electrica      Panama           Republic       Panama         Thermal power generation plants          51.00
  Bahia Las Minas, S.A.                                 of Panama                     located on the northern coast of
                                                                                      Panama near the eastern side of
                                                                                      the Panama Canal
------------------------------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.        Brazil           Sergipe        Brazil         Gas distribution company in the          41.50
                                                                                      state of Sergipe.
------------------------------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources      England          London         England        To hold Enron Power Corp.'s             100.00
  Limited                                                                             equity positions in the various
                                                                                      joint venture projects being
                                                                                      developed in the United Kingdom.
------------------------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                   Delaware         Houston        Texas          To provide a deconsolidated entity      100.00
                                                                                      for tax purposes into which
                                                                                      earnings of Transportadora de Gas
                                                                                      del Sur, S.A., Batangas Power
                                                                                      Corp., and Subic Power Corp. will
                                                                                      flow.
------------------------------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside      England          London         England        Operations and Management                51.00
------------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.        Philippines      Metro          Philippines    Holding company for interests in         55.53
                                                        Manila                        power plant facilities in the
                                                                                      Republic of the Philippines.
------------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating     Delaware         Houston        Texas          Operation of Philippine based           100.00
  Corp.                                                                               power generating facility at
                                                                                      Batangas.
------------------------------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.              Philippines      Manila         Philippines    Lease and operate electric/power        100.00
                                                                                      generating facilities.
------------------------------------------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited    England and      London         England        Operator of Teesside Utilities          100.00
                                       Wales
------------------------------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                  Brazil           Alagoas        Brazil         Gas distribution company in the          41.50
                                                                                      state of Alagoas.
------------------------------------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.                Colombia         Barranquilla   Colombia       Gas distribution company serving        2.1810
                                                                                      various locations in Colombia.
------------------------------------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.        Colombia         Barranquilla   Colombia       Gas distribution company serving       12.7765
                                                                                      Atlantico, Magdalena and Cesar,
                                                                                      Colombia.
------------------------------------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.     Colombia         Barranquilla   Colombia       Gas distribution company serving       12.5834
                                                                                      Guajira, Colombia.
------------------------------------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.     Colombia         Barranquilla   Colombia       Gas distribution company serving       10.7193
                                                                                      Caldas, Risaralda, Quindio and
                                                                                      Valle del Cauca, Colombia.
------------------------------------------------------------------------------------------------------------------------------------

                                  INCORPORATION/                                                                       % ENRON
             SUBSIDIARY             FORMATION          CITY        STATE                   PURPOSE                    OWNERSHIP
-------------------------------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                      Colombia       Barranquilla  Colombia      Gas distribution company serving        6.4103
                                                                                various locations in Colombia.
-------------------------------------------------------------------------------------------------------------------------------
  IWECO Megali Vrissi S.A.           Greece         Crete         Greece        To own and operate a 5MW wind          78.3222
                                                                                turbine generation facility in
                                                                                Crete, Greece and to sell the
                                                                                power generated there at
                                                                                wholesale
-------------------------------------------------------------------------------------------------------------------------------
  Kumi City Gas Co., Ltd.            Korea          Kumi          Korea         A natural gas distribution system        50.00
                                                                                serving approximately 48,900
                                                                                customers in Kumi City, Korea
-------------------------------------------------------------------------------------------------------------------------------
  Marianas Energy Company LLC        Delaware       Tamuning      Guam          To own and operate a power plant         50.00
                                                                                facility in Piti, Guam.
-------------------------------------------------------------------------------------------------------------------------------
  Offshore Power Operations C.V.     Netherlands    Rotterdam     Netherlands   To operate a power station, a           100.00
                                                                                liquid natural gas regasification
                                                                                facility and certain marine works
                                                                                being constructed near Dabhol,
                                                                                Maharashtra, India.
-------------------------------------------------------------------------------------------------------------------------------
  Owenreagh Power Partners           United Kingdom Strabane      Ireland       To own and operate a 5.5MW             78.3222
                                                                                wind turbine generation facility
                                                                                in Crete, Greece and to sell the
                                                                                power generated there at
                                                                                wholesale
-------------------------------------------------------------------------------------------------------------------------------
  Pohang City Gas Co., Ltd.          Korea          Pohang        Korea         A distributor of LPG station, a          50.00
                                                                                approximately 32,500 customers in
                                                                                Pohang City, Yongil-kan,
                                                                                Yongduk-kun, and Uljin County,
                                                                                Korea.
-------------------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.              Colombia       Barranquilla  Colombia      Engaged in business of natural gas     41.2279
                                                                                transportation, operation of
                                                                                natural gas pipelines for third
                                                                                parties, pipeline services and
                                                                                utilization of compressed natural
                                                                                gas.
-------------------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.         Delaware       Puerto        Guatemala     Owns power station on the West         27.7650
                                                    Quetzal                     Coast of Guatemala.
-------------------------------------------------------------------------------------------------------------------------------
  Pusan City Gas Co., Ltd.           Korea          Pusan         Korea         A natural gas distribution system      20.1568
                                                                                serving approximately 359,900
                                                                                customers in Pusan City, Korea
-------------------------------------------------------------------------------------------------------------------------------
  Riogas S.A.                        Brazil         Rio de        Rio de        To build, own and operate a gas        22.0050
                                                    Janeiro       Janeiro       pipeline network in the State of
                                                                                Rio de Janeiro, Brazil.
-------------------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.         Puerto Rico    Mirimar       Puerto        Distribution and sale of gas via        100.00
                                                    Santurce      Rico          underground pipeline system in
                                                                                San Juan, Puerto Rico.
-------------------------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                      Italy          N/A           Italy         To participate in the Sarlux IGCC        45.00
                                                                                Power Project.
-------------------------------------------------------------------------------------------------------------------------------
  SK Gas Co., Ltd.                   Korea          Seoul         Korea         An importer, marketer and              22.7650
                                                                                distributor of LPG operating
                                                                                throughout Korea.
-------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited   Turks &        Grand         Turks &       To construct, acquire and own,           85.00
  Partnership                        Caicos Isles   Turk          Caicos,       manage and operate the project (a
                                                                  Island,       185 MW barge-mounted power
                                                                  B.W.I.        generation facility.)
-------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited            Turks &        Grand         Turks &       To operate and maintain the              50.00
  Partnership                        Caicos Isles   Turk          Caicos,       approx. 185 MW power plant to
                                                                  Island,       be constructed near Puerto Plata,
                                                                  B.W.I.        Dom. Rep.
-------------------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                  Philippines    Olangapo      Philippines   To design, construct, own and          27.7650
                                                                                operate power generating
                                                                                facilities in the Republic of the
                                                                                Philippines.
-------------------------------------------------------------------------------------------------------------------------------

                                       INCORPORATION/                                                                       % ENRON
            SUBSIDIARY                   FORMATION          CITY              STATE                     PURPOSE            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.                   Colombia       Barranquilla        Colombia        Gas distribution company        33.0112
                                                                                             serving Bolivar, Cordova
                                                                                             and Sucre, Colombia.
------------------------------------------------------------------------------------------------------------------------------------
  Sutton Bridge Power                     England        London              England         Development of a gas-fired        25.00
                                                                                             power plant located at              See
                                                                                             Sutton Bridge in              Exhibit C
                                                                                             Lincolnshire, England.             p.74
------------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing                 England        London              England         Responsible for the gas          100.00
  Limited                                                                                    liquids and gas processing
                                                                                             plant being built in
                                                                                             conjunction w/Teesside
                                                                                             Cogen plant.
------------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation             England        London              England         Responsible for gas supply       100.00
  Limited                                                                                    going to the Teesside               See
                                                                                             Cogen plant.                  Exhibit C
                                                                                                                                p.76
------------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited         England        London              England         Holding Company                   85.00
                                                                                                                                 See
                                                                                                                           Exhibit C
                                                                                                                                p.77
------------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                  England        London              England         Owns the power station at         42.50
                                                                                             Teesside, England.                  See
                                                                                                                           Exhibit C
                                                                                                                                p.78
------------------------------------------------------------------------------------------------------------------------------------
  Tolgas, S.A.                            Colombia       Barranquilla        Colombia        Gas distribution company         3.0205
                                                                                             serving various locations
                                                                                             in Colombia.
------------------------------------------------------------------------------------------------------------------------------------

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      SEE EXHIBIT C AND APPENDIX I FOR A DESCRIPTION OF THE INTEREST HELD.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                   (For calendar year ended December 31, 1999)

                                                                                             GUARANTEES/
               SUBSIDIARY                             CAPITAL INVESTED                      RECOURSE DEBT          NOTES
------------------------------------------------------------------------------------------------------------------------
       EXEMPT WHOLESALE GENERATORS
------------------------------------------------------------------------------------------------------------------------
  Brownsville Power I, L.L.C.                           Equity           124,858,000            --
------------------------------------------------------------------------------------------------------------------------
  Cabazon Power Partners LLC                            Equity            10,604,000            --
------------------------------------------------------------------------------------------------------------------------
  Caledonia Power I, L.L.C.                             Equity           152,652,000            --
------------------------------------------------------------------------------------------------------------------------
  Camden Cogen L.P.                                     Equity/Debt      112,941,000            --
------------------------------------------------------------------------------------------------------------------------
  Cogen Technologies Linden Venture, L.P.               Equity           433,505,000            --
------------------------------------------------------------------------------------------------------------------------

                                                                                             GUARANTEES/
               SUBSIDIARY                             CAPITAL INVESTED                      RECOURSE DEBT      NOTES
------------------------------------------------------------------------------------------------------------------------
       EXEMPT WHOLESALE GENERATORS
------------------------------------------------------------------------------------------------------------------------
  Cogen Technologies NJ Venture                         Equity/Debt     90,939,000              --
------------------------------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited                       Equity         144,000,000              --
------------------------------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.                              Equity           5,075,000              --
------------------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV                       Equity/Debt    150,787,000              --
------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C.                     Equity             416,000              --
------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners II L.L.C.                  Equity               1,000              --
------------------------------------------------------------------------------------------------------------------------
  New Albany Power I, L.L.C.                            Equity         146,861,000              --
------------------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners I LLC                       Equity             944,000              --
------------------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners II LLC                      Equity             381,000              --
------------------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve Ticaret A.S.                Equity          57,714,000      20,284,000               (a)
------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners I                    Equity             275,000              --
------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners II                   Equity             149,000              --
------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd., Series 85-A          Equity             382,000              --
------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd., Series 85-B          Equity             552,000              --
------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd., Series 85-C          Equity             431,000              --
------------------------------------------------------------------------------------------------------------------------
  ZWHC L.L.C.                                           Equity             920,000              --
------------------------------------------------------------------------------------------------------------------------
Notes:
(a) Guarantees issued to support letters of credit
------------------------------------------------------------------------------------------------------------------------

                                                                                             GUARANTEES/
               SUBSIDIARY                             CAPITAL INVESTED                      RECOURSE DEBT       NOTES
------------------------------------------------------------------------------------------------------------------------
        FOREIGN UTILITY COMPANIES
------------------------------------------------------------------------------------------------------------------------
  Aeolos S.A.                                           Equity           6,945,000              --
------------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                                  Equity          25,865,000              --
------------------------------------------------------------------------------------------------------------------------
  Bobae City Gas Co., Ltd.                              Cash             5,570,000              --
------------------------------------------------------------------------------------------------------------------------
  Byucksan Energy Co., Ltd.                                                     --              --
------------------------------------------------------------------------------------------------------------------------
  Chongju City Gas Co., Ltd.                            Cash             7,282,000              --
------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.                        Equity          32,000,000              --
------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.               Equity           8,149,000              --
------------------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro           Equity         194,000,000              --
------------------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.                       Equity          11,000,000              --
------------------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.                      Equity          37,850,000              --
------------------------------------------------------------------------------------------------------------------------

                                                                                             GUARANTEES/
               SUBSIDIARY                             CAPITAL INVESTED                      RECOURSE DEBT       NOTES
------------------------------------------------------------------------------------------------------------------------
        FOREIGN UTILITY COMPANIES
------------------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.                    Equity          43,000,000              --
------------------------------------------------------------------------------------------------------------------------
  Dabhol Power Company                                  Equity         239,329,000              --
------------------------------------------------------------------------------------------------------------------------
  Daehan City Gas Co., Ltd.                             Cash            56,906,000              --
------------------------------------------------------------------------------------------------------------------------
  Daeil City Gas Co., Ltd.                              Cash             7,874,000              --
------------------------------------------------------------------------------------------------------------------------
  Dongbu Haeyang City Gas Co., Ltd.                     Cash            17,798,000              --
------------------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                                    Equity           8,136,000              --
------------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.                 Equity          88,589,000              --                (a)
------------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.                 Equity/Debt          1,000              --
------------------------------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e Servicos S/A                 Equity         842,355,000              --
------------------------------------------------------------------------------------------------------------------------
  Elektrocieplownia Nowa Sarzyna Sp. Z o.o.                                     --       5,270,000                (b)
------------------------------------------------------------------------------------------------------------------------
  Empresa de Generacion Electrica Bahia Las Minas, S.A. Equity          97,265,000              --
------------------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.                         Equity          11,000,000              --
------------------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited                                       --              --
------------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                    Equity         121,607,000              --
------------------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside                                               --              --
------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                         Equity/Debt     30,909,000              --
------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.                Equity               1,000              --
------------------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.                               Equity             500,000              --
------------------------------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited                     Equity         118,158,000              --
------------------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                                   Equity          21,000,000              --
------------------------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.                                 Equity           3,907,000              --
------------------------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.                         Equity          42,286,000              --
------------------------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.                      Equity           4,118,000              --
------------------------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.                      Equity           3,504,000              --
------------------------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                                         Equity           1,716,000              --
------------------------------------------------------------------------------------------------------------------------
  IWECO Megali Vrissi S.A.                              Equity           3,485,000              --
------------------------------------------------------------------------------------------------------------------------
  Kumi City Gas Co., Ltd.                               Cash            11,166,000              --
------------------------------------------------------------------------------------------------------------------------
  Marianas Energy Company LLC                           Equity/Debt     19,312,000              --
------------------------------------------------------------------------------------------------------------------------
  Offshore Power Operations C.V.                        Equity/Debt         45,000              --
------------------------------------------------------------------------------------------------------------------------
  Owenreagh Power Partners                              Equity           1,633,000              --
------------------------------------------------------------------------------------------------------------------------
  Pohang City Gas Co., Ltd.                             Cash             4,612,000              --
------------------------------------------------------------------------------------------------------------------------

                                                                                             GUARANTEES/
               SUBSIDIARY                             CAPITAL INVESTED                      RECOURSE DEBT       NOTES
------------------------------------------------------------------------------------------------------------------------
        FOREIGN UTILITY COMPANIES
------------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.                                 Equity         271,908,000              --
------------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                            Equity          16,500,000              --
------------------------------------------------------------------------------------------------------------------------
  Pusan City Gas Co., Ltd.                              Cash            61,144,000              --
------------------------------------------------------------------------------------------------------------------------
  Riogas S.A.                                           Equity         101,782,000              --
------------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.                            Equity/Debt     31,847,000              --
------------------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                                         Equity/Debt      9,395,000     197,222,000               (b)
------------------------------------------------------------------------------------------------------------------------
  SK Gas Co., Ltd.                                      Cash            33,983,000              --
------------------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership          Equity          48,536,000      68,833,000               (b)
------------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership                                           --              --
------------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                     Equity          11,136,000              --
------------------------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.                                 Equity          26,812,000              --
------------------------------------------------------------------------------------------------------------------------
  Sutton Bridge Power                                   Equity          42,400,000      45,900,000               (b)
------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited                                               --              --
------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                                           --              --
------------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited                                               --              --               (c)
------------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                Equity         117,839,000     149,530,000               (b)
                                                                                       138,969,000               (d)
------------------------------------------------------------------------------------------------------------------------
  Tolgas, S.A.                                          Equity             840,000              --

------------------------------------------------------------------------------------------------------------------------
Notes:

(a)  Holding company - holds investment in
     Promigas S.A., E.S.P.

(b)  Guarantees issued to support trade
     obligations and debt

(c)  Holding company - holds investment in
     Teesside Power Ltd

(d)  Guarantees issued to support letters of
     credit
------------------------------------------------------------------------------------------------------------------------

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                   (For calendar year ended December 31, 1999)

               SUBSIDIARY                                          CAPITALIZATION       NET EARNINGS       NOTES
------------------------------------------------------------------------------------------------------------------------
       EXEMPT WHOLESALE GENERATORS
------------------------------------------------------------------------------------------------------------------------
  Brownsville Power I, L.L.C.                                        124,858,000                --
------------------------------------------------------------------------------------------------------------------------
  Cabazon Power Partners LLC                                          54,465,000         1,905,000
------------------------------------------------------------------------------------------------------------------------
  Caledonia Power I, L.L.C.                                          152,652,000                --
------------------------------------------------------------------------------------------------------------------------
  Camden Cogen L.P.                                                  119,272,000         4,526,000
------------------------------------------------------------------------------------------------------------------------
  Cogen Technologies Linden Venture, L.P.                            464,052,000        65,283,000
------------------------------------------------------------------------------------------------------------------------
  Cogen Technologies NJ Venture                                       96,979,000        45,189,000
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited                                    217,000,000        60,000,000
------------------------------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.                                          (69,972,000)      (27,762,000)
------------------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV                                    113,797,000         1,747,000
------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C.                                  110,129,000       (5,457,000)
------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners II L.L.C.                               119,260,000                --
------------------------------------------------------------------------------------------------------------------------
  New Albany Power I, L.L.C.                                         147,891,000                --
------------------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners I LLC                                    177,571,000       (5,064,000)
------------------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners II LLC                                   118,614,000       (2,189,000)
------------------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve Ticaret A.S.                              54,338,000       (3,376,000)
------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners I                                   6,542,000         2,117,000
------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners II                                  3,559,000         1,423,000
------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners Ltd., Series 85-A                          3,429,000           114,000
------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners Ltd., Series 85-B                          5,797,000           622,000
------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners Ltd., Series 85-C                          4,436,000           203,000
------------------------------------------------------------------------------------------------------------------------
  ZWHC L.L.C.                                                          2,996,000           256,000
------------------------------------------------------------------------------------------------------------------------

               SUBSIDIARY                                          CAPITALIZATION       NET EARNINGS       NOTES
------------------------------------------------------------------------------------------------------------------------
        FOREIGN UTILITY COMPANIES
------------------------------------------------------------------------------------------------------------------------
  Aeolos S.A.                                                          7,981,000         (354,000)
------------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                                                67,575,000        19,310,000
------------------------------------------------------------------------------------------------------------------------
  Bobae City Gas Co., Ltd.                                                    --                --
------------------------------------------------------------------------------------------------------------------------
  Byucksan Energy Co., Ltd.                                                   --                --
------------------------------------------------------------------------------------------------------------------------
  Chongju City Gas Co., Ltd.                                          29,137,000         3,096,000
------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.                                      14,635,000         4,901,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.                             24,886,000                --           (a)
------------------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro                        119,211,000         7,584,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.                                      3,047,000           724,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.                                    34,650,000         (472,000)           (a)
------------------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.                                  19,458,000         2,611,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Dabhol Power Company                                             1,171,341,000        48,851,000
------------------------------------------------------------------------------------------------------------------------
  Daehan City Gas Co., Ltd.                                          251,773,000        19,686,000
------------------------------------------------------------------------------------------------------------------------
  Daeil City Gas Co., Ltd.                                                    --                --
------------------------------------------------------------------------------------------------------------------------
  Dongbu Haeyang City Gas Co., Ltd.                                           --                --
------------------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                                                 613,064,000                --
------------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.                              124,426,000        16,553,000
------------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.                                1,916,000         (110,000)
------------------------------------------------------------------------------------------------------------------------

               SUBSIDIARY                                          CAPITALIZATION       NET EARNINGS       NOTES
------------------------------------------------------------------------------------------------------------------------
        FOREIGN UTILITY COMPANIES
------------------------------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e Servicos S/A                              842,355,000        38,621,000
------------------------------------------------------------------------------------------------------------------------
  Electrocieplownia Nowa Sarzyna Sp. Z o.o.                             (91,000)          (89,000)
------------------------------------------------------------------------------------------------------------------------
  Empresa de Generacion Electrica Bahia Las Minas, S.A.              186,094,000           190,000
------------------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.                                        4,109,000           517,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited                            406,904,000        62,333,000
------------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                                 248,149,000        16,210,000
------------------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside                                     51,018,000         1,885,000
------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                                      116,790,000        20,885,000
------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.                                   1,000                --
------------------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp                                                 876,000            60,000
------------------------------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited                                  120,521,000        10,728,000
------------------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                                                  7,471,000         1,531,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.                                                8,575,000         (145,000)           (a)
------------------------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.                                       56,197,000         5,246,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.                                     4,164,000           208,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.                                    19,317,000           266,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                                                        1,976,000         (356,000)           (a)
------------------------------------------------------------------------------------------------------------------------
  IWECO Megali Vrissi S.A.                                             3,797,000         (451,000)
------------------------------------------------------------------------------------------------------------------------
  Kumi City Gas Co., Ltd.                                             40,874,000         8,112,000
------------------------------------------------------------------------------------------------------------------------
  Marianas Energy Company LLC                                        155,199,000           702,000
------------------------------------------------------------------------------------------------------------------------
  Offshore Power Operations C.V.                                       (154,000)         (198,000)
------------------------------------------------------------------------------------------------------------------------
  Owenreagh Power Partners                                            10,177,000            90,000
------------------------------------------------------------------------------------------------------------------------
  Pohang City Gas Co., Ltd.                                           20,121,000         1,958,000
------------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.                                              306,423,000        19,723,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                                          81,875,000         8,284,000
------------------------------------------------------------------------------------------------------------------------
  Pusan City Gas Co., Ltd.                                           165,288,000        15,431,000
------------------------------------------------------------------------------------------------------------------------
  Riogas S.A.                                                         20,261,000            69,000           (a)
------------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.                                          21,713,000       (3,910,000)
------------------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                                                       45,715,000       (9,380,000)
------------------------------------------------------------------------------------------------------------------------
  SK Gas Co., Ltd.                                                   478,112,000        11,709,000
------------------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership                       181,541,000      (19,162,000)
------------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership                                  6,018,000         2,425,000
------------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                                   92,609,000         9,419,000
------------------------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.                                               24,269,000         3,359,000           (a)
------------------------------------------------------------------------------------------------------------------------
  Sutton Bridge Power                                                 95,141,000        26,023,000
------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited                                             --                --
------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                                  8,913,000       (6,495,000)
------------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited                                             --                --
------------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                             117,839,000        62,912,000
------------------------------------------------------------------------------------------------------------------------

               SUBSIDIARY                                          CAPITALIZATION       NET EARNINGS       NOTES
------------------------------------------------------------------------------------------------------------------------
        FOREIGN UTILITY COMPANIES
------------------------------------------------------------------------------------------------------------------------
  Tolgas, S.A.                                                         1,196,782         (106,807)           (a)
------------------------------------------------------------------------------------------------------------------------
Notes:

(a) Not U.S. GAAP
------------------------------------------------------------------------------------------------------------------------

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     SEE APPENDIX III WHICH HAS BEEN FILED CONFIDENTIALLY WITH THE SECURITIES AND EXCHANGE COMMISSION.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of March, 2000.

                                       ENRON CORP.


                                       /s/ ROBERT H. BUTTS
                                       -----------------------------------------
                                       By: Robert H. Butts
                                       Title: Vice President and Controller

CORPORATE SEAL
Attest:


/s/ KATE B. COLE
-----------------------------------

Name, title, and address of officer
to whom notices and correspondence
concerning this statement should be
addressed:

Robert D. Eickenroht, Assistant General Counsel
-----------------------------------------------
(Name)                     (Title)

1400 Smith Street, EB 4859
Houston, Texas 77002
Telephone: 713/853-3155
Telecopy:  713/646-5847

                                                                        12/31/99
                                                               SEC FORM U-3A-2\A


                                   APPENDIX I


                        Enron Corp. Subsidiary Interests

                Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T

                                                                        12/31/99
                                                               SEC FORM U-3A-2\A

                                   APPENDIX II

     Enron Corp. properties and subsidiary public utility company interests

                                                              PRINCIPAL     PRINCIPAL
                                                  PLACE OF     ADDRESS       ADDRESS                           % ENRON
           SUBSIDIARY                          INCORPORATION    CITY         STATE         PURPOSE            OWNERSHIP
-----------------------------------------------------------------------------------------------------------------------
 PORTLAND GENERAL ELECTRIC COMPANY                Oregon        Portland      Oregon    Electric utility.        100.00
-----------------------------------------------------------------------------------------------------------------------
   Portland General Transport Corporation         Oregon        Portland      Oregon    Sale of segmented gas    100.00
                                                                                        pipeline capacity,
                                                                                        currently inactive.
-----------------------------------------------------------------------------------------------------------------------
   121 S.W. Salmon St. Corporation                Oregon        Portland      Oregon    Leases PGE Headquarters. 100.00
-----------------------------------------------------------------------------------------------------------------------
         Worldwide Trade Center Northwest         Oregon        Portland      Oregon    Development of           100.00
         Corporation                                                                    World Trade Center
                                                                                        complex in
                                                                                        Portland, Oregon.
-----------------------------------------------------------------------------------------------------------------------
         Salmon Springs Hospitality Group, Inc.   Oregon        Portland      Oregon    Meeting center and       100.00
                                                                                        catering business line in
                                                                                        the Portland, Oregon
                                                                                        metropolitan area.
-----------------------------------------------------------------------------------------------------------------------

Enron Corp. has no properties other than the stock of its subsidiaries and an immaterial amount of office equipment and furniture. Its only public utility subsidiary is Portland General Electric Company ("PGE"). PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Oregon. PGE has a 321 MW ownership interest in generating plants in Washington (1 plant) and Montana (2 plants), comprising approximately 15% of its total generating capacity. PGE sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. PGE purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

PGE owns wholly or jointly the following generating facilities:

                                                                       Percent of Company's
  Name                       Location             Net Capability (MW)       Interest            Fuel
-----------------------------------------------------------------------------------------------------------
Sullivan                  West Linn, OR                  16                   100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Faraday                   Estacada, OR                   44                   100.0            Hydro
-----------------------------------------------------------------------------------------------------------
River Mill                Estacada, OR                   25                   100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Bull Run                  Bull Run, OR                   22                   100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Oak Grove                 Three Lynx, OR                 44                   100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Pelton                    Madras, OR                     108                  100.0            Hydro
-----------------------------------------------------------------------------------------------------------
North Fork                Estacada, OR                   54                   100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Round Butte               Madras, OR                     300                  100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Beaver                    Clatskanie, OR                 500                  100.0            Gas or Oil
-----------------------------------------------------------------------------------------------------------
Boardman                  Boardman, OR                   529                   65.0            Coal
-----------------------------------------------------------------------------------------------------------
Colstrip 3&4              Colstrip, MT                  1,480                  20.0            Coal
-----------------------------------------------------------------------------------------------------------
Coyote Springs            Boardman, OR                   241                  100.0            Gas or Oil
-----------------------------------------------------------------------------------------------------------

                                                                        12/31/99
                                                               SEC FORM U-3A-2\A

                                   APPENDIX II
                                   (CONTINUED)


PGE's electric distribution system is located within its service territory in Oregon. PGE serves an area of 3,170 square miles, including 54 incorporated cities. PGE has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to PGE over the Northwest grid. PGE owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including PGE, and California utilities.

PGE has a 90% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County Washington where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

                                                                        12/31/99
                                                               SEC FORM U-3A-2\A


                                  APPENDIX III

A description of service, sales or construction contracts between any EWG or foreign utility company and a system company.

                          Filed confidentially with the
                       Securities and Exchange Commission
pursuant to Rule 104 as promulgated under the Public Utility Holding Company Act

                                                                        12/31/99
                                                               SEC FORM U-3A-2\A


                                    EXHIBIT A


A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                          Filed confidentially with the
                       Securities and Exchange Commission
pursuant to Rule 104 as promulgated under the Public Utility Holding Company Act

                                                                        12/31/99
                                                               SEC FORM U-3A-2\A


                                    EXHIBIT B

                             Financial Data Schedule

                                   Enron Corp.
                 (for the calendar year ended December 31, 1999)

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


           Total Assets                                $33,381,000,000

           Total Operating Revenues                    $40,112,000,000

           Net Income                                  $   893,000,000

                                                                        12/31/99
                                                               SEC FORM U-3A-2\A


                                    EXHIBIT C


An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T